

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2024

Gary Fitlin
President and Chief Executive Officer
Gyrodyne, LLC
One Flowerfield, Suite 24
Saint James, NY 11780

> **Re: Gyrodyne, LLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 23, 2024**
> **File No. 333-276312**

Dear Gary Fitlin:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Form S-1 filed January 23, 2024

General

1. Please update your executive compensation disclosure to reflect the most recently completed fiscal year. For guidance, refer to Item 402(m) of Regulation S-K and Question 117.05 of Regulation S-K Compliance and Disclosure Interpretations.

2. Please revise the fee table and legality opinion to include the rights being issued in this offering, in addition to the common stock underlying the rights.

Exhibits

3. Please revise your legal opinion to state whether the common shares will be fully paid and non-assessable. See Item 601(b)(5)(i) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Alon Y. Kapen, Esq.